[Letterhead of Dynamic Materials Corporation]

September 8, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:  Ms. Celeste Murphy, Legal Branch Chief

Re:          Dynamic Materials Corporation
                Form 10-K for the year ended December 31, 2008
                Definitive Proxy Statement, filed April 24, 2009
                Form 10-Q for the quarter ended March 31, 2009
                Form 10-Q for the quarter ended June 30, 2009
                File No. 1-14775

Dear Ms. Murphy:

Dynamic Materials Corporation, a Delaware corporation (“DMC” or the “Company”), hereby responds to the comments received by DMC from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 25, 2009 (the “Comment Letter”) with respect to the above referenced reports and other filings of the Company.  For your convenience, we have restated the comments from the Comment Letter below, followed by DMC’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

1.                          Comment:  We note that your common stock is registered pursuant to Section 12(b) of the Exchange Act.  Please revise to identify the name of each exchange on which your common stock is registered.

Response:  As disclosed in Part II, Item 5 of the Form 10-K, DMC’s common stock is traded on The NASDAQ National Market.  In future filings, we will include this information on the cover page.

Business, page 2

Oilfield Products, page 10

2.                          Comment:  In future filings, please identify the principal methods of competition you face in the Oilfield Products/DYNA well business segment.  See Item 101(c)(1)(x) of Regulation S-K.

Response:  We will add to future filings disclosure comparable to the following about the principal methods of competition faced by our Oilfield Products segment:

DYNAwell competes for sales primarily on price and customer service as well as the quality and performance of its products.

Liquidity and Capital Resources, page 36

3.                          Comment:  We note your disclosure that the Company was in compliance with all financial covenants and other provisions of its debt agreements.  If it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date.  Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.  It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  At the time of our future 10-Q and 10-K filings, if it appears reasonably likely that the Company will not comply with any material covenant in its debt agreements, we will provide disclosure addressing the items you requested.

Exhibit 10.1 — Credit Agreement Dated November 16, 2007

4.                          Comment:  It appears that you have omitted the schedules and exhibits referenced in your credit agreement, dated November 16, 2007, and filed as exhibit 10.1.  Please advise.  Refer to Item 601(b)(10) of Regulation S-K.

Response:  Within the next few days we will file a Report on Form 8-K including all of the previously omitted exhibits as well as the operative schedules.  This will leave as unfiled only the immaterial, fact-specific disclosure schedules associated with the representations and warranties contained in the credit agreement, which are the type of schedules or attachments that the Commission recognizes as appropriate to be omitted as described in Item 601(b)(2) of Regulation S-K. As the credit agreement lists the total aggregate commitment by the banks, we continue to omit Schedule 2.01 which shows the breakdown of individual commitment by each bank.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

Competitive Compensation Levels, page 16

5.                          Comment:  We note your statement that you “target compensation at the median of the market data for comparable senior positions at companies in basic materials/manufacturing industries.”  In future filings, please clearly state whether you engaged in benchmarking of total compensation, or any material element of compensation, and if so, identify the benchmark and disclose where actual payments fell within targeted parameters.  To the extent actual compensation was outside the targeted range, please explain why.  Additionally, please clearly identify the peer group.  It is unclear from your disclosure whether the public companies in the metal-fabrication industry you reference on page 15 served as the peer group in 2008 for benchmarking purposes.

Response:  Although we reviewed market data for comparable senior positions at those public companies identified on page 15 of our 2009 proxy statement, including ranges and median information with respect to compensation, we do not engage in benchmarking for any particular element of compensation or total compensation for our executive officers.  In future filings, we will confirm that the Company does not engage in benchmarking.

Primary Elements of Our Executive Compensation Program, page 17

6.                          Comment:  In future filings, please clarify your reference to the “commission” that the named executive officers receive for their work.  It is unclear whether “commission” refers to base salary or some other element of compensation.

Response:  In our 2009 proxy statement, we likened the named executive officers’ incentive bonuses to the concept of “commissions.”  In future filings we will describe the compensation structure without using the term “commission” so as to not confuse the reader.

Annual Incentive Bonus, page 17

7.                          Comment:  We note that you award annual incentive bonus awards to promote the achievement of short-term business objectives and that the amount of the award varies by the extent to which the named executive officer’s target objectives are achieved.  We further note that your Compensation Committee and the Board of Directors review and approve certain performance objectives for the Company as a whole and for the named executive officers.  In future filings, please disclose the actual performance goals and payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal.  Please also disclose the actual results achieved by the Company and how you evaluated the results to reach the actual payout.  Additionally, in future filings, please clearly state whether the performance goals apply to the non-discretionary or discretionary components of the annual incentive bonus.  To the extent that you continue to award the discretionary component in the future based upon the named executive officer’s achievement of various important non-quantitative corporate goals, please expand your discussion in future filings to provide more detail regarding the specific elements of individual performance and contribution taken into consideration when awarding this type of compensation.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:  Please note the disclosure on page 18 of our 2009 annual proxy under the heading (at the bottom of the previous page) “Primary Elements of Our Executive Compensation Program—Annual Incentive Bonus” where we have disclosed that the non-discretionary bonus is calculated based solely on the Company’s annual consolidated net income.  In future filings, we will more clearly indicate that the performance objectives other than net income apply only to the discretionary bonuses.  We have also disclosed actual payouts and payout levels for the non-discretionary component in the Grants of Plan-Based Awards table (including footnote 1 to the table) and the Summary Compensation Table.

We have disclosed the maximum potential payout (as a percentage of base salary) and the actual amounts (both in dollars and as a percentage of base salary) of the discretionary bonuses on pages 18 and 19.  In future filings, we will disclose the actual payout amounts and clarify the payout levels in the CD&A.  To the extent that performance goals are established at the beginning of the compensation period, we will disclose those goals as well as the results towards those goals achieved by the named executive officer or the Company and how the results were evaluated in determining the actual payout.  In future filings we will disclose the proportion of the discretionary bonus that is attributable to each general area of performance reviewed by the Compensation Committee.  While we indicated that the discretionary bonuses relate to non-quantitative objective measurements criteria (“succession planning, potential acquisitions, safety, quality metrics, new markets, budget performance on items like overhead and capital expenditures, and research and development activities”), in future filings we will provide more detail regarding the specific elements of individual performance and contribution taken into account in setting the amount of the discretionary bonuses based on the evaluation of these non-quantitative measures.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009

Controls and Procedures, page 37
Controls and Procedures, page 30

8.                          Comment:  We note your statement that your “disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met.”  Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Please comply with this comment in future filings.

Response:  We hereby confirm that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.  We will provide similar disclosure in future filings.

DMC acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned at (303) 604-3938 or our outside securities counsel, Garth Jensen of Holme Roberts & Owen, at (303) 866-0368.

Sincerely,

/s/ Richard A. Santa
Richard A. Santa
Senior Vice President, Chief Financial Officer
and Secretary